UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUNSET FINANCIAL RESOURCES, INC.

(Name of Subject Company (Issuer))

Sunset Financial Resources, Inc.

(Name of Filing Person (Issuer and Offeror))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

867708109

(CUSIP Number of Class of Securities)

Stacy M. Riffe

Chief Executive Officer

10245 Centurion Parkway North, Suite 305

Jacksonville, Florida 32256

(904) 425-4575

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Bryan L. Goolsby Kenneth L. Betts Locke Liddell & Sapp LLP 2200 Ross Avenue Suite 2200 Dallas, TX 75201-6776 (214) 740-8000	John J. Longino Alesco Financial Trust Cira Centre 2929 Arch Street, 17th Floor Philadelphia, PA 19104 (215) 701-9555	Richard D. Pritz Kathleen L. Werner Clifford Chance US LLP 31 West 52nd Street New York, NY 10019 (212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$25,000,003.44	$2,675.00

(1)	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the purchase of 3,033,981 shares of common stock, the maximum number of shares being sought in the tender offer, at the tender offer price of $8.24 per share.

(2)	$107 per million dollars of transaction value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

This tender offer statement on Schedule TO is filed by Sunset Financial Resources, Inc., a Maryland corporation. This Schedule TO relates to the offer by Sunset to purchase up to 3,033,981 shares of its common stock, par value $0.001 per share, at a price of $8.24 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2006 and the related Letter of Transmittal (as they may be amended or supplemented from time to time). A copy of the Offer to Purchase is attached as Exhibit (a)(1)(A) and a copy of the Letter of Transmittal is attached as Exhibit (a)(1)(B). Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase and Letter of Transmittal are incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10.	Financial Statements.

Not applicable. In accordance with the instructions to Item 10 of Schedule TO, financial statements are not considered material.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase dated September 8, 2006.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)	Form letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(b)	None.

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2006, by and among Sunset, Alesco Financial Trust and Jaguar Acquisition Inc., incorporated by reference to Annex A to Exhibit (i)(1) hereto.

(g)	None.

(h)	None.

(i)(1)	Proxy Statement on Schedule 14A, filed September 8, 2006, incorporated by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNSET FINANCIAL RESOURCES, INC.

By:	/S/ STACY M. RIFFE
Name: Stacy M. Riffe
Title: Chief Executive Officer

Dated: September 8, 2006